Exhibit 99.3

Hitek Global Inc. Announces First Half of Fiscal Year 2024 Financial Results

XIAMEN, China, October 28, 2024 /PRNewswire/ -- Hitek Global Inc. (Nasdaq: HKIT) (the “Company”), a China-based information technology consulting and solutions service provider, today announced its unaudited financial results for the six months ended June 30, 2024.

Ms. Xiaoyang Huang, Chief Executive Officer and Director of Hitek Global Inc., commented, “We are pleased to report a solid performance for the first half of fiscal year 2024, as we continue to adapt to an evolving market environment. Despite facing challenges, particularly due to the implementation of Golden Tax Phase IV, which introduced new complexities for enterprises in managing their taxes, we have remained resilient. One of the key highlights of our financial performance is the increase in our profit margin, which rose to 52.0% for the six months ended June 30, 2024, compared to 50.9% in the same period last year. This improvement reflects our successful shift toward higher-margin revenue streams, especially in software sales, which continue to grow as we cater to larger clients. As we move forward, we are also actively expanding into new business modules to strengthen our market position. We are exploring strategic acquisitions and partnerships, particularly in the technical services, which we believe will offer immense growth potential. These moves are aligned with our long-term vision. By leveraging our expertise and seizing these emerging opportunities, we are confident in our ability to drive sustainable growth and deliver greater value to our shareholders.”

First Half 2024 Financial Highlights

●	Revenue was $1.83 million for the six months ended June 30, 2024 compared to $2.95 million for the comparable period of last year.

●	Gross profit was $0.95 million for the six months ended June 30, 2024 compared to $1.5 million for the comparable period of last year.

●	Profit margin as a percentage of revenue increased to 52.0% for the six months ended June 30, 2024 from 50.9% for the comparable period of last year.

●	Basic and diluted earnings per share was $0.01 for the six months ended June 30, 2024 compared to $0.05 for the comparable period of last year.

First Half 2024 Financial Results

Revenues

Total revenues were $1.83 million for the six months ended June 30, 2024, compared to $2.95 million for the comparable period of last year.

●	Revenues generated from hardware sales was $0.75 million for the six months ended June 30, 2024, compared to $1.31 million for the comparable period of last year. The hardware sales decrease was mainly due to the decrease in our customers’ demands affected by the sluggish economic environment.

●	Revenues generated from CIS software sales was $0.82 million for the six months ended June 30, 2024, increased by 6.1% from $0.78 million for the comparable period of last year. CIS software sales increased mainly due to the increase in software sales to large customers.

●	Revenues generated from tax devices and services was $0.26 million for the six months ended June 30, 2024, compared to $0.86 million for the comparable period of last year. Tax devices and service sales decreased due to new policies that Xiamen tax authorities implemented the use of electronic invoices system to replace the prior tax control system.

Gross Profit and Profit Margin

Gross profit was $0.95 million for the six months ended June 30, 2024 compared to $1.5 million for the comparable period of last year.

Profit margin as a percentage of revenue increased to 52.0% for the six months ended June 30, 2024 from 50.9% for the comparable period of last year. This was mainly due to the increase of software sales, which has a relatively high profit margin compared with other revenue streams.

Operating Expenses

Operating expenses were $1.33 million for the six months ended June 30, 2024, increased by 33.7% from $0.99 million for the comparable period of last year.

●	Selling expenses were $9,844 for the six months ended June 30, 2024, increased by 2,928.9% from $325 for the comparable period of last year. Selling expenses were 0.5% of total revenues for the six months ended June 30, 2024 and 0.01% of total revenues in the comparable period of 2023. The increase results from marketing activities to attract new purchases from new and existing customers.

●	General and administrative expenses were $1.32 million for the six months ended June 30, 2024, increased by 32.7% from $0.99 million for the comparable period of last year. The increase was mainly due to the increase in consulting fees for financing.

Operating (Loss) Income

Operating loss was $0.37 million for the six months ended June 30, 2024 compared to operating income of $0.51 million for the comparable period of 2023. The decrease in operating income in 2024 was primarily due to the decrease in revenue and increase of general and administrative expenses.

Other Income

Other income was $0.66 million and $0.44 million for the six months ended June 30, 2024 and 2023, respectively. The increase was primarily due to the increase in interest income from loan receivables and increase of net investment gain.

Net Income

As a result of the factors described above, net income was $0.12 million for the six months ended June 30, 2024, compared to $0.62 million for the comparable period of 2023.

Basic and Diluted Earnings per Share

Basic and diluted earnings per share was $0.01 for the six months ended June 30, 2024, compared to $0.05 for the comparable period of last year.

Balance Sheet

As of June 30, 2024, the Company had cash of $7.22 million, compared to $9.31 million as of December 31, 2023.

Cash Flow

Net cash provided by operating activities was $0.75 million for the six months ended June 30, 2024, compared to $0.20 million for the comparable period of last year.

Net cash used in investing activities was $11.03 million for the six months ended June 30, 2024, compared to $11.00 million for the comparable period of last year.

Net cash provided by financing activities was $8.20 million for the six months ended June 30, 2024, compared to $15.14 million for the comparable period of last year.

About Hitek Global Inc.

Hitek Global Inc., headquartered in Xiamen, China, is an information technology (“IT”) consulting and solutions service provider in China. The Company has two lines of business: 1) services to small and medium businesses, which consists of Anti-Counterfeiting Tax Control System (“ACTCS”) tax devices, ACTCS services, and IT services, and 2) services to large businesses, which consists of hardware sales and software sales. The Company’s vision is to become a one-stop consulting destination for holistic IT and other business consulting services in China. For more information, visit the Company’s website at http://ir.xmhitek.com/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For investor and media inquiries please contact:

Hitek Global Inc.

Investor Relations Department

Email: ir@xmhitek.com

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